SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934 *
                               (Amendment No. 1)


                             Oglebay Norton Company
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                                (Name of Issuer)

                     Common Stock $1.00 par value per share
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                         (Title of Class of Securities)

                                    677007106
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                                 (CUSIP Number)

                          A. Alex Porter and Paul Orlin
                              Porter, Felleman Inc.
                           100 Park Avenue, Suite 2120
                               New York, NY 10017
                                  212/689-1203

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 10, 1999
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                          (Date of Event which Requires
                            Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                       (Continued on the following pages)

                              (Page 1 of 7 Pages)

-------------------                                        ---------------------
CUSIP No. 677007106                  13D                   Page 2 of 7 Pages
-------------------                                        ---------------------

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           A. ALEX PORTER
           PAUL ORLIN
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS*
           WC
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
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                  7    SOLE VOTING POWER
   NUMBER OF           338,500
     SHARES       --------------------------------------------------------------
  BENEFICIALLY    8    SHARED VOTING POWER
    OWNED BY           -0-
      EACH        --------------------------------------------------------------
   REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON            338,500
      WITH        --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           338,500
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.021%
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  14   TYPE OF REPORTING PERSON*
           IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 1 is filed by A. Alex Porter and Paul Orlin to amend the Schedule 13D filed on March 2, 1999 by A. Alex Porter and Paul Orlin relating to the common stock, par value $1.00 per share, of Oglebay Norton Co. This Amendment is filed to report the acquisition of additional shares of the issuer's stock.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

         The amounts of funds used by Amici Associates and The Collector's Fund (together "the Partnerships") and Porter, Felleman Inc. ("PFI") to acquire the shares of Common Stock described in Item 5(a) are set forth in Exhibit 1 of this filing. The funds for the acquisition of shares on behalf of each of the partnerships were obtained from the working capital of each of the Partnerships. The funds for the acquisition of shares acquired on behalf of PFI were obtained from the equity capital of PFI.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         (a) The aggregate number and percentage of shares outstanding of Common Stock beneficially owned by each of the Reporting Persons are set forth below. These percentages are computed based on the Issuer's shares of Common Stock outstanding (4,820,966) as of the close of business on April 30, 1999 as set forth in the Issuer's Form 10-Q filed for the period ending March 31, 1999.

Reporting Persons               Beneficially Owned            Outstanding Shares
-----------------               ------------------            ------------------

Amici Associates                        255,800                     5.306%

The Collectors' Fund                     58,100                     1.205

Porter, Felleman Inc.                    24,600                     0.510

A. Alex Porter                          338,500                     7.021

Paul Orlin                              338,500                     7.021

         (b) Messrs. Porter and Orlin, as General Partners of the Partnerships and Principals of PFI, have sole power to vote, direct the vote, dispose and direct the disposition of such shares. Each of the Partnerships and PFI has sole power to vote, direct the vote, dispose and direct the disposition of the shares listed as beneficially owned by it in Item 5(a).

         (c) The trade dates, number of shares and price per share of transactions made on the part of the Reporting Persons in shares of Common Stock within the last sixty days or since the most recent filing on Schedule 13D, whichever is less, are set forth in Exhibit 1. The purchases set forth in
Exhibit 1 were effected by the Reporting Persons on the NASDAQ market.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

         As reported in Items 3 and 5(a), Exhibit 1 sets forth certain information regarding the number of shares purchased, the price per share, the trade date, and the aggregate purchase price paid by each purchaser.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             A. Alex Porter
Dated: June 18, 1999
                                             /s/  A. Alex Porter
                                             --------------------------------


                                             Paul Orlin

                                             /s/  Paul Orlin
                                             --------------------------------

                                                                       Exhibit 1

Reporting Person     Trade Date     No. of Shares Purchased     Price per Share     Total Aggregate Price
----------------     ----------     -----------------------     ---------------     ---------------------
Amici Associates     04/27/1999                100                  22.435
Amici Associates     04/30/1999              2,100                  22.435
Amici Associates     04/30/1999              7,000                  22.438
Amici Associates     05/06/1999              2,500                  23.898
Amici Associates     06/10/1999             18,000                  23.400
Amici Associates     06/14/1999              5,000                  23.623
Amici Associates     06/15/1999              2,000                  23.654
Amici Associates     06/16/1999              4,000                  23.563
Amici Associates                                                                        $947,033.35

Collector's Fund     06/10/1999              5,000                  23.400
Collector's Fund     06/11/1999              1,700                  23.435
Collector's Fund                                                                        $156,839.50

Porter, Felleman     06/10/1999              2,000                  23.400
Porter, Felleman                                                                        $ 46,800.00
